Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110

                                                               ________ __, 2001

Putnam Investment Grade Municipal Trust II
One Post Office Square
Boston, Massachusetts  02109

Ladies and Gentlemen:

     We have acted as counsel to Putnam Investment Grade Municipal Trust II (the "Fund"), in connection with the Registration Statement of the Fund on Form N-14 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Act"), relating to the proposed combination of the Fund with Putnam Investment Grade Municipal Trust III ("Trust III"), and the issuance of common and preferred shares of the Fund in connection therewith (the "Shares"), all in accordance with the terms of the Agreement and Plan of Reorganization between the Fund and Trust III dated as of April __, 2001 (the "Agreement").

     We have examined the Funds Agreement and Declaration of Trust on file in the office of the Secretary of State of The Commonwealth of Massachusetts and the Clerk of the City of Boston and the Funds ByLaws, as amended, and are familiar with the actions taken by the Funds Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

     Based upon the foregoing, we are of the opinion that:

1. The Trust is a duly organized and validly existing unincorporated association under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its common shares of beneficial interest and the number of preferred shares necessary to fulfill its obligations under the Agreement.

2. The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid, and nonassessable by the Fund.


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     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholders incurring financial loss on account of being a shareholder is limited to circumstances in which the Fund itself would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement and to the references to our firm in the related prospectus under the caption "Information about the merger--Federal income tax consequences."


                                        Very truly yours,




                                        Ropes & Gray